Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210
August 12, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Gorsky

Re:	Ginkgo Bioworks Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-289390)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Ginkgo Bioworks Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 14, 2025, or as soon as possible thereafter. The Company hereby authorizes Marko Zatylny of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please contact Marko Zatylny (marko.zatylny@ropesgray.com) / telephone: (617) 951-7980 of Ropes & Gray LLP as soon as the registration statement has been declared effective.
[Signature page follows]

Very truly yours,

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Steven Coen
Name:	Steven Coen
Title:	Chief Financial Officer
[Signature Page to Acceleration Request]